ArcelorMittal announces publication of convening notice for AGM/EGM

Luxembourg, 10 April 2009 - ArcelorMittal announces the publication of the convening notice for a combined Annual General Meeting/ Extraordinary General Meeting of shareholders of ArcelorMittal to be held on 12 May 2009.  The event will take place at the Company's headquarters in Luxembourg. The convening notice, proxy form and other materials are available today on www.arcelormittal.com.

Shareholders also have the ability to receive free of charge and upon request a hard copy of ArcelorMittal’s Annual Report 2008 containing the Company’s complete audited financial statements.